UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 14F-1/A
________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
(Amendment No. 1)

HEPALIFE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its corporate charter)

000-29819
(Commission File No.)

Florida	58-2349413
(State of Incorporation)	(IRS Employer Identification No.)

850 Third Avenue
Suite 1801
New York, New York 10022
(Address of principal executive offices)

(646) 218-1450
(Registrants telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

HEPALIFE TECHNOLOGIES, INC.
850 Third Avenue, Suite 1801
New York, New York 10022

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER
AMENDMENT ON
SCHEDULE 14F-1/A

INTRODUCTION

This Amendment No. 1 on Schedule 14F-1/A (this “First Amendment”) amends the Schedule 14F-1 originally filed by HepaLife Technologies, Inc., a Florida corporation (“HepaLife”), with the Securities and Exchange Commission on May 21, 2010 (the “Original Schedule 14F-1”) with respect to certain information regarding transactions with related persons that was inadvertently omitted from the Original Schedule 14F-1. Except as otherwise indicated, the information set forth in the Original Schedule 14F-1 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 14F-1.

You are urged to read this First Amendment carefully. You are not, however, required to take any action in connection with this First Amendment.

HEPALIFE IS  NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY HEPALIFE’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS FIRST AMENDMENT.

TRANSACTIONS WITH RELATED PERSONS

Related Transactions

Employment Agreement: On September 30, 2009, HepaLife and Mr. Frank Menzler, who at the time was its Chief Executive Officer and President, entered into a restated employment agreement providing for the payment to Mr. Menzler of a signing bonus of $35,000, which was recorded as salary expense, a severance payment of up to six-months salary and benefits, cancelation of all stock option grants, and the resignation of Mr. Menzler as a director and Chairman of the Board of Directors.

On October 13, 2009, Mr. Menzler resigned from his position as Chief Executive Officer and President.  Pursuant to the terms of the restated employment agreement, Mr. Menzler was appointed Special Technical Advisor and continued as an employee.  On March 16, 2010, HepaLife gave written notice to Mr. Menzler of its election to terminate the September 30, 2009 restated employment agreement effective March 31, 2010.

On October 13, 2009, HepaLife entered into an Interim Executive Services Agreement with Mr. Amit Dang in which Mr. Dang was appointed as its Interim Chief Executive Officer, President and Secretary. Mr. Dang received a fee of $7,000 per month during the term of this agreement.  This agreement was terminated upon Mr. Dang’s resignation from HepaLife on the Closing Date after the Effective Time.

Mr. Dang was also granted an option to purchase, subject to vesting restrictions, up to 100,000 shares of HepaLife Common Stock, at a price of $0.32 per share (the closing price of HepaLife Common Stock as reported on the Over the Counter Bulletin Board on October 13, 2009). The options vested upon the discretion of the Board of Directors prior to the Merger on May 7, 2010.  On May 4, 2010, the Board of Directors adopted a resolution to amend the stock option agreement for Mr. Dang to change the period for exercising the option after termination from 90 days to 12 months.

Executive Management: For the year ended December 31, 2009 and for the portion of 2010 up to his resignation, HepaLife incurred $21,000 and $56,000 in fees paid to Mr. Dang, its Interim Chief Executive Officer, President and Secretary. In addition, HepaLife recorded $2,708 and $20,291.67 as stock compensation expense for the award to Mr. Dang for the year ended December 31, 2009 and for the portion of 2010 up to his resignation, respectively.

Director Fees: For the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement, HepaLife incurred $41,667 and $58,000, respectively, in fees for its non-employee members of the Board of Directors.  In addition, during June and September 2008, HepaLife granted stock options to purchase 50,000 shares of HepaLife Common Stock each for a total of 200,000 shares of HepaLife Common Stock to non-employee members of the Board of Directors. For the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement, HepaLife recorded $19,285 and $3,654, respectively, as stock compensation expense relating to these stock grants.

On October 7, 2009, the Board of Directors approved a change of control Severance Plan (the “Severance Plan”) that affects the Board of Directors.  Pursuant to the Severance Plan, if a director resigns or is removed following a change in control, the director will be entitled to receive a cash severance payment equal to $1,200 per month served as a director, up to a maximum amount of $24,000. Prior to the Effective Time, Mr. Jimenez and Mr. Bhogal each received $24,000 pursuant to the Severance Plan. Prior to the Effective Time, Mr. Sierchio waived any and all compensation that may be owed to him in connection with a change of control.

Legal Fees: Legal fees expensed for the year ended December 31, 2009 and for the portion of 2010 up to the filing of this Information Statement that were paid or are due to Mr. Sierchio, who also serves as a member of the Board of Directors totaled $204,193 and $104,777.50, respectively.

On February 2, 2009, AquaMed issued 201,695 shares of its Series A Preferred Stock to Harborview Master Fund, L.P. in exchange for Harborview Master Fund, L.P. contributing to AquaMed (i) $2,373,754.03 of Senior Secured Convertible Promissory Notes originally issued by Aquamatrix, Inc., a Delaware corporation and AquaMed’s predecessor (“Aquamatrix”), and (ii) $205,419.32 of Bridge Notes originally issued by Aquamatrix.

On August 26, 2009, AquaMed issued 19,531 shares of its Series B Preferred Stock to Harborview Master Fund, L.P. in exchange for $249,995.80.

On May 10, 2010, AquaMed issued 19,531 shares of its Series B Preferred Stock to Harborview Value Master Fund, L.P. in exchange for $249,995.80.

Each of David Stefansky and Richard Rosenblum hold a 50% interest and are the managing members of Harborview Advisors, LLC, the investment manager of Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P.  Messrs. Stefansky and Rosenblum each disclaim beneficial ownership of the shares of Hepalife common stock held by Harborview Master Fund, L.P. and Harborview Value Master Fund, L.P., except to the extent of any pecuniary interest in the securities.

On May 10, 2010, AquaMed paid Harborview Capital Management, LLC, with respect to which each of David Stefansky and Richard Rosenblum hold a 50% interest and are the managing members, a one time fee of $250,000 as consideration for Harborview Capital Management, LLC’s time, efforts and services in sourcing, negotiating and structuring the Merger on behalf of AquaMed.